May 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Katherine Wray

Re:	Macondray Capital Acquisition Corp. I Draft Registration Statement on Form S-1 Confidentially Submitted April 7, 2021 CIK No. 0001852771

Dear Ms. Wray:

On behalf of Macondray Capital Acquisition Corp. I, a Cayman Islands exempted company (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated May 4, 2021 (the “Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission on April 7, 2021. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is publicly filing the Registration Statement (the “Public Filing”) via EDGAR. The Public Filing includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Registration Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Public Filing that has been marked to show changes made to the originally submitted Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the responses to page numbers and section headings refer to page numbers and section headings in the Public Filing.

U.S. Securities and Exchange Commission

May 14, 2021

The Offering, page 8

1.	Given that a business combination requires the approval of a majority of the outstanding shares of ordinary stock voted present and entitled to vote at the meeting, disclose the number of public shares that would be needed to vote in favor of a business combination assuming the minimum number of shares representing a quorum are voted.

Response 1

We acknowledge the Staff’s comment and advise the Staff that we have added disclosure to address the Staff's comment on pages 14, 33 and 132 of the Public Filing.

Risk Factors, page 10

2.	We note the name of your Company ends with a roman numeral. To the extent your founders intend on conducting multiple SPAC offerings, include an additional risk factor discussing the impact multiple SPAC offerings by your founders could have on the ability of your company to complete a successful SPAC business combination.

Response 2

We acknowledge the Staff’s comment and advise the Staff that the founders may conduct additional SPAC offerings in the future. In response to the Staff's comment, we have revised our disclosure on page 52 of the Public Filing.

U.S. Securities and Exchange Commission

May 14, 2021

Since only holders of our founder shares will have the right to vote on the appointment of directors, page 63

3.	Please reconcile the disclosure in this risk factor with disclosure on page 123 that your Class A and Class B ordinary shareholders are entitled to one vote per share on all matters to be voted on by shareholders and will vote together as a single class, except as required by law. To the extent the classes have disparate voting rights or the company may be considered a “controlled company” under Nasdaq rules, please provide appropriate disclosure throughout the registration statement, including on the prospectus cover page.

U.S. Securities and Exchange Commission

May 14, 2021

Response 3

We acknowledge the Staff’s comment and advise the Staff that disclosure has been included on the cover page and on pages 14, 49, 131, 133 and F-14 of the Public Filing to address the Staff's comments.

We also note that we have included a risk factor regarding the Company’s potential status as a “controlled company” under Nasdaq rules on page 67 of the Public Filing.

Please direct any questions concerning this letter to the undersigned at (346) 718-6888 or gspedale@gibsondunn.com.

Very truly yours,

/s/ Gerald M. Spedale
Gerald M. Spedale

GIBSON, DUNN & CRUTCHER LLP

cc:	Robert Grady Burnett, Chairman and Co-Chief Executive Officer
William Lance Conn, Co-Chief Executive Officer and Chief Financial Officer
Evan D’Amico, Gibson, Dunn & Crutcher LLP